UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
75886X 10 8
(CUSIP Number)
Joseph C. McNay c/o Essex Investments 125 High Street Boston, MA 02110 617-342-3298
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

75886X 10 8

1	names of reporting persons
Joseph C. McNay
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
5,727,135 (1)
	8	shared voting power
0
	9	sole dispositive power
5,727,135 (1)
	10	shared dispositive power
0

11	aggregate amount beneficially owned by each reporting person
5,727,135 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
5.6% (2)
14	type of reporting person (see instructions)
IN

(1) Consists of 1,339,111 shares of common stock held of record by Mr. McNay, 4,083,333 shares of common stock issuable upon conversion of convertible promissory notes, 238,024 shares of common stock issuable upon exercise of options and 66,667 shares of common stock issuable upon exercise of warrants, in each case exercisable within 60 days of the date of this filing. The calculation of his ownership does not include the payment of accrued interest on the convertible promissory notes.

(2) The percentage is based upon 101,316,580 shares of common stock outstanding as of November 7, 2014, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2014.

Page 2 of 5 Pages

Explanatory Note:

This late filing was inadvertently caused by the Reporting Person overlooking that a 13D was required to be filed upon his ownership of more than 5% caused by the acquisition of a Convertible Promissory Note to purchase 1,666,667 shares on September 12, 2013.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the Common Stock of RegeneRx Biopharmaceuticals, Inc. (the “Company”), 15245 Shady Grove Road, Suite 470, Rockville, Maryland 20850.

Item 2.	Identity and Background.

(a)	The person filing this Schedule is Joseph C. McNay (the “Reporting Person”).

(b)	Residence or business address: c/o Essex Investment Management, 125 High Street, Boston, MA 02110.

(c)	Principal occupation: The Reporting Person is currently the Chairman, Chief Information Officer and Managing Partner of Essex Investment Management Company, LLC.

(d)	Criminal proceedings: None

(e)	The Reporting Person has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 12, 2013, RegeneRx Biopharmaceuticals, Inc. (the “Issuer”) completed a private placement of convertible notes (the “Notes”) with seven (7) accredited investors (each, an “Investor,” collectively, the “Investors”), raising an aggregate of $321,000 in gross proceeds. The Notes were issued pursuant to a Convertible Note Purchase Agreement (the “Security Purchase Agreement”), between the Issuer and the Investors. The amount of Mr. McNay’s Note from the September 12, 2013 purchase is $100,000.

The Notes will pay interest at a rate of five percent (5%) per annum, mature sixty (60) months after their date of issuance and are convertible into shares of our common stock at a conversion price of six cents ($0.06) per share (subject to adjustment as described in the Notes) at any time prior to repayment, at the election of the Investor. In the aggregate, the Notes are initially convertible into up to 5,350,000 shares of common stock.

Page 3 of 5 Pages

On January 7, 2014, the Issuer completed an additional private placement of Notes with five (5) accredited Investors, raising an aggregate of $55,000 in gross proceeds. The Notes were issued pursuant to a Convertible Note Purchase Agreement (the “Security Purchase Agreement”), between the Issuer and the Investors. The amount of Mr. McNay’s Note from the January 7, 2014 purchase is $25,000. The Notes will pay interest at a rate of 5% per annum, mature 60 months after their date of issuance and are convertible into shares of our common stock at a conversion price of $0.06 per share (subject to adjustment as described in the Notes) at any time prior to repayment, at the election of the Investor. In the aggregate, the Notes are initially convertible into up to 916,667 shares of our common stock.

Mr. McNay used his personal funds to purchase the Convertible Promissory Notes.

Item 4.	Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options currently held or subsequently acquired by him, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investment in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 are incorporated herein by reference.

(b)	The Reporting Person has sole voting and dispositive power over 5,727,135 shares of Common Stock.

(c)	From sixty days prior to September 12, 2013 until the date of filing hereof, the following transactions occurred: On January 7, 2014, the Reporting Person acquired a $25,000 Convertible Promissory Note that may be converted into 416,667 shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Page 4 of 5 Pages

Item 7.	Material to be Filed as Exhibits.

The Convertible Note Purchase Agreement that was included as Exhibit 10.1 and the full text of the form of Convertible Promissory Note as filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 17, 2013 are incorporated herein by reference.

The Convertible Note Purchase Agreement that was included as Exhibit 10.1 and the full text of the form of Convertible Promissory Note as filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 7, 2014 are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2014

/s/ Joseph C. McNay
Joseph C. McNay

Page 5 of 5 Pages